Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 64,850,692.40	0.0001531	$ 9,928.64
Fees Previously Paid
	Total Transaction Valuation:	$ 64,850,692.40
	Total Fees Due for Filing:			$ 9,928.64
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 9,928.64
Offering Note
[1]	Aggregate number of ordinary shares (including shares represented by American depositary shares) to which this transaction applies: As of June 30, 2025, the maximum number of ordinary shares of Emeren Group Ltd (the "Company") to which this transaction applies is estimated to be 324,253,462. The aggregate number of ordinary shares excludes (i) 184,092,490 ordinary shares beneficially owned by Shah Capital Opportunity Fund LP and (ii) 4,870,270 ordinary shares subject to a rollover agreement with certain executives, which will be cancelled and extinguished without cash consideration. As such, the proposed maximum aggregate value of the transaction is the product of 324,253,462 ordinary shares and the US$0.20 per share merger consideration. The amount of the updated filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory for Fiscal Year 2025, was calculated by multiplying the proposed maximum aggregate value of transaction of US$64,850,692.40 by 0.0001531.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
		Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fee Offset Sources	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A